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                                                               Exhibit 99.h(5)

                                AMENDMENT TO THE
                 AMENDED AND RESTATED ADMINISTRATION AGREEMENT

         This Amendment dated as of July 1, 2001, is entered into by TWEEDY, BROWNE FUND INC. (the "Company") and PFPC INC. ("PFPC") (formerly known as First Data Investor Services Group, Inc.).

         WHEREAS, the Company and The Boston Company Advisors, Inc. entered into an Amended and Restated Administration Agreement dated as of December 8, 1993 which agreement was assigned to PFPC on April 24, 1994 (as amended or supplemented, the "Administration Agreement");

         WHEREAS, the Company and PFPC wish to amend the Administration Agreement to amend certain provisions of the Administration Agreement;

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, hereby agree as follows:

         I. Section 6 is hereby deleted and replaced in its entirety as follows:

         6. Termination of Agreement and Change of Control.

                  (a) This Agreement shall continue until terminated by the Company or by PFPC on sixty (60) days' prior written notice to the other party. In the event the Fund gives notice of termination, all expenses associated with movement (or duplication) of records and materials and conversion thereof to a successor accounting and administration services agent(s) (and any other service provider(s)), and all trailing expenses incurred by PFPC, will be borne by the Company.

                  (b) Notwithstanding any other provision of this Agreement, in the event of an agreement to enter into a transaction that would result in a Change of Control of the Company's adviser or sponsor, the Company's ability to terminate the Agreement pursuant to this Section 6 will be suspended from the time of such agreement until two years after the Change of Control. For purposes of this paragraph, "Change of Control" shall mean a change in ownership or control (not including transactions between wholly-owned direct or indirect subsidiaries of a common parent) of 25% or more of the beneficial ownership of the shares of common stock or shares of beneficial interest of an entity or its parent(s).

         III. Paragraph (c) of Section 4 is hereby deleted and replaced in its entirety as follows:

                  (c) As compensation for services rendered by PFPC during the term of this Agreement, the Company will pay to PFPC a fee or fees as may be agreed to in writing by the Company and PFPC.

         III. Except to the extent amended hereby, the Administration Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as amended hereby.
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         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date and year first written above.

                                            TWEEDY, BROWNE FUND INC.



                                            By: /s/ M. Gervase Rosenberger
                                                -----------------------------


                                            PFPC INC.



                                            By: /s/ Steven Wyann
                                                -----------------------------